EXHIBIT 99.1
Letter to VistaCare Medical Directors
Dear VistaCare Medical Director:
With the recent announcement of our plans to acquire VistaCare and merge our two organizations together, we would like to take this opportunity to inform you that we intend to honor the terms of your existing letter agreement or contract with VistaCare once the transaction is completed. We understand the importance of the relationship between VistaCare and its Medical Directors, and it is our desire to maintain such relationships.
In addition, please remember that the information provided to you in this letter is conditioned upon the closing of the transaction which remains subject to regulatory approval and the satisfaction of other closing conditions. As we work to obtain regulatory approval and satisfy other conditions to combine our two companies, we will continue to operate as independent, stand-alone organizations.
Should you have any question regarding this letter, please feel free to contact your respective General Manager.
Sincerely,
Craig P. Goguen
SVP & Chief Operating Officer